OSISKO ACCELERATOR MODEL NEWS: NEW DISCOVERY BY BGM

(Montréal, Québec, April 18, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) is pleased to report that Barkerville Gold Mines Ltd. (“BGM”), one of Osisko Gold Royalties’ accelerator model investments, has announced a new discovery from their ongoing 130,000 metre Phase II Island Mountain and Valley Zone exploration drilling program at the Company's Cariboo Gold Project (see BGM press release dated April 17, 2017).

Osisko Gold Royalties owns 116,372,506 common shares of BGM (35.2%) with a fair value of approximately $136.2 million as at April 17, 2017, exceeding its acquired cash price by approximately $87.0 million. Osisko Gold Royalties also owns a 2.25% NSR royalty over the BGM land package and holds a right of first refusal relating to any gold stream offer received by BGM with respect to the Cariboo gold project.

Sean Roosen, Chair and Chief Executive Officer, commenting on BGM’s discovery news noted: “We would like to congratulate the BGM team on the new discovery at Cariboo and their excellent drill results. The success at BGM is an example of the strength of our unique accelerator model and the leverage it provides to Osisko Gold Royalties shareholders. Osisko Gold Royalties has developed one of the best growth portfolios of the royalty sector through its accelerator model. We look forward to continuing success at BGM and helping all of our partners further de-risk their projects while creating value for our shareholders.”

BGM (TSXV-BGM)

BGM is focused on exploring and developing an extensive land package in the historical Cariboo Mining District of Central British Columbia. BGM is currently executing a 130,000 meter exploration drilling program and reports that the company has received all permits to initiate production from its Bonanza Ledge underground project at an initial rate of 150,000 tonnes per year.

Additional information on BGM can be obtained on their corporate website www.barkervillegold.com and on SEDAR.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 14.8% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 35.2% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Qualified Person

Mr. Paul Archer is the qualified person for this release as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and verified the technical information contained herein. Mr. Paul Archer is an employee of Osisko Gold Royalties and is non-independent.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward looking information” and “forward-looking statements” within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this press release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the benefits deriving from its investments in BGM, the successful results for BGM’s drilling program, including the fact that any discovery may become economic and the timely production of the Bonanza Ledge deposit in accordance with the amended mining permits. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties or other interests held by Osisko; risks related to the operators of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which Osisko holds a royalty or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Certain of the information contained in this press release relating to the investee corporations is based on and derived from publicly available information of the investee corporations. The forward-looking statements issued from these investee corporations reproduced in this press release are subject to change after the date of this press release. Osisko has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, Osisko has no reason to believe such information is misleading or inaccurate.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see Osisko’s annual and/or quarterly management discussion and analysis and other of its public disclosure documents filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking statements set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com